UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Private Offering.

As previously disclosed, on July 16, 2026, Green Circle Decarbonize Technology Limited, a Cayman Islands holding company (the “Company” or “Green Circle”) (NYSE: GCDT), entered into a securities purchase agreement (the “Securities Purchase Agreement”) dated July 16, 2026 with Target Capital 1, LLC (the “Investor”) for a private placement (the “Offering”) of unsecured promissory notes (the “Notes”) in the aggregate principal amount of US$10,000,000 with an aggregate subscription price of US$8,000,000, to be funded in tranches, and common warrants (the “Warrants”) to purchase an aggregate of up to 29,122,679 ordinary shares, par value US$0.001 per share (“Ordinary Shares”). Each of the Warrants will be immediately exercisable, subject to beneficial ownership limitations, for one Ordinary Share at an initial exercise price of US$2.00 per share, subject to adjustments.

Concurrent with the execution of the Securities Purchase Agreement, the Company entered into an equity purchase agreement dated July 16, 2026 (the “Equity Purchase Agreement”) with the Investor, pursuant to which, the Company may sell and issue to the Investor, and the Investor may purchase from the Company, up to US$100,000,000 of Company’s Ordinary Shares and the Investor may elect to receive in lieu of any or all of the Ordinary Shares, pre-funded warrants to purchase an equal number of Ordinary Shares exercisable at US$0.001 per share (“Pre-Funded Warrants” and together with the Notes and Warrants, the “Offered Securities”).

The Offering will close in several tranches. The closing of the first tranche of the Offering took place on July 24, 2026, at which time the Company issued (i) a note in the aggregate principal amount of US$10,000,000, which is payable and funded in tranches, (ii) a Warrant to purchase up to 29,122,679 Ordinary Shares and (iii) a Pre-Funded Warrant to purchase up to 1,143,962 Ordinary Shares and (iv) 676,205 Ordinary Shares. At the first tranche closing, the Investor funded US$2,000,000 in aggregate gross proceeds, before deducting placement agent fees and other offering expenses payable by the Company.

The Offered Securities were offered in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the United States Securities and Exchange Commission (the “Commission”) to register the resale of the Securities by the earlier of (i) the date that is fifteen (15) Calendar Days after the date on which the Company files its Annual Report on Form 20-F for the Company’s fiscal year ended March 31, 2026 with the Commission and (ii) August 15, 2026, pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into by and among the Company and the investors dated July 16, 2026.

The Company also entered into a placement agency agreement dated July 16, 2026 (the “PA Agreement”) with Revere Securities LLC, who acted as the placement agent (the “Placement Agent”) on a reasonable best efforts basis in connection with this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent a cash fee equal to 5.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance equal to 0.5% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for its out-of-pocket expenses.

Pursuant to the Securities Purchase Agreement, certain directors and officers of Company and beneficial owners of 10% or more of the Company’s Ordinary Shares, have entered into Lock-Up Agreements that generally prohibit the sale, transfer, or other disposition of the Company’s securities, or securities convertible into, or exchangeable or exercisable for, the Company’s Ordinary Shares for a period of one hundred and eighty (180) days following the closing of the Offering.

In addition, in connection with the Offering, the Company entered into an escrow agreement dated July 16, 2026 (the “Escrow Agreement”) with the Placement Agent and Continental Stock Transfer & Trust Company, as escrow agent, pursuant to which, the escrow funds will be disbursed by the escrow agent pursuant to the terms and conditions of the Escrow Agreement.

Copies of (i) the form of Note, (ii) the form of Warrant, (iii) the form of Pre-funded Warrant, (iv) the form of PA Agreement, (v) the form of the Purchase Agreement, (vi) the form of the Registration Rights Agreement, (vii) the Form of Equity Purchase Agreement, (viii) the form of Escrow Agreement and (ix) the form of Lock-Up Agreement are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits.

Exhibit No.	Description

4.1	Form of Note (incorporated by reference to exhibit 4.1 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033542)

4.2	Form of Warrant (incorporated by reference to exhibit 4.2 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033542)

4.3	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.3 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033542)

10.1	Form of Placement Agency Agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033542)

10.2	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033542)

10.3	Form of Registration Rights Agreement (incorporated by reference to exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033542)

10.4	Form of Equity Purchase Agreement (incorporated by reference to exhibit 10.4 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033471)

10.5	Form of Escrow Agreement (incorporated by reference to exhibit 10.5 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033471)

10.6	Form of lock-Up Agreement (incorporated by reference to exhibit 10.6 of our Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission on July 16, 2026, Accession No. 0001493152-26-033471)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: July 24, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director